Putnam Investments
One Post Office Square
Boston, MA 02109
August 16, 2017
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 179 (the “485(a) Amendment”) to the
Registration Statement on Form N-1A (File No. 811-07237) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2017 of Putnam
Investment Funds (the “Registrant”), with respect to its series, Putnam PanAgora Managed
Futures Fund (“Managed Futures Strategy”), Putnam PanAgora Market Neutral Fund (“Market
Neutral Fund”), and Putnam PanAgora Risk Parity Fund (“Risk Parity Fund,” and with Managed
Futures Strategy and Market Neutral Fund, each, a “Fund” and collectively, the “Funds”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) on July 10, 2017 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Registrant. These responses will be reflected in Post-Effective Amendment No. 184 (the “485(b) Amendment”) to the Registration Statement, filed with the Commission on or around the date hereof. References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

2. Comment: Please address any comment made in respect of a particular Fund for all Funds to which that comment is applicable.

Response: The Registrant confirms that it will address any comment made in respect of a particular Fund for all Funds to which that comment is applicable.

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Putnam PanAgora Managed Futures Fund

Prospectus

Fund summary

3. Comment: The Commission Staff views managed futures as an investment type, subject to Rule 35d-1 (“Rule 35d-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, the Commission Staff believes that, pursuant to Rule 35d-1, the name “Putnam PanAgora Managed Futures Fund” requires the Fund to have a policy to invest at least 80% of its net assets in futures. Please explain how the Fund will maintain its status as an investment company under the 1940 Act and comply with subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), if it invests 80% of its net assets in futures, which may not be considered securities under Section 2(a)(36) of the 1940 Act.

Response: The Registrant does not believe that the Fund's name triggers the 80% test requirement of Rule 35d-1. The Fund’s name is intended to suggest that the fund is following a particular strategy, namely a “managed futures” strategy. The Registrant notes that the inapplicability of Rule 35d-1 to managed futures funds appears to have been accepted many times by the Commission Staff. There are a number of other mutual funds in the marketplace with “managed futures” included in the fund names that do not appear to comply with an 80% test pursuant to Rule 35d-1. In that regard, please see, for example, the prospectuses for the following funds: Altegris Managed Futures Strategy Fund (a series of Northern Lights Fund Trust), AQR Managed Futures Strategy Fund (a series of AQR Funds), Arrow Managed Futures Strategy Fund (a series of Arrow Investments Trust), ASG Managed Futures Strategy Fund (a series of Natixis Funds Trust II), Goldman Sachs Managed Futures Strategy Fund (a series of Goldman Sachs Trust), and PIMCO TRENDS Managed Futures Strategy Fund (a series of PIMCO Funds). The Registrant has determined to rename the Fund as “Putnam PanAgora Managed Futures Strategy” to make clear that no particular investment type is suggested by the Fund’s name.

In any event, the Registrant notes that (i) the Fund is expected to invest in futures on equity and fixed income securities that would be treated as securities for purposes of investment company status and subchapter M compliance, (ii) the Fund’s exposures to futures on commodities are expected to be primarily indirect through its ownership of securities of a subsidiary and (iii) a significant portion of the Fund’s assets is expected to be invested in short-term securities. Accordingly, the Registrant believes that the Fund will be able to satisfy the requirements to maintain its status as an investment company under the 1940 Act and to be eligible to qualify as a “regulated investment company” under subchapter M of the Code.

4. Comment: The description of the Fund’s principal investment strategies suggests that the Fund may take short positions in certain asset classes. Please confirm supplementally that expenses related to the Fund’s short positions will be included in the fee table (either as part of “Other expenses” or as a separate line item).

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Response: The Registrant confirms that expenses related to the Fund’s short positions will be included in the fee table as part of the amount shown in the “Other expenses” column.

5. Comment: Under the heading “Investments,” please include a description of the 80% policy of the Fund as required by Rule 35d-1.

Response: As noted above, the Registrant does not believe that Rule 35d-1 requires the Fund to have a policy to invest at least 80% of its net assets in futures. However, the Registrant has determined to rename the Fund as “Putnam PanAgora Managed Futures Strategy” to make clear that no particular investment type is suggested by the Fund’s name.

6. Comment: Under the heading “Investments,” to the extent that investments in fixed income securities are part of the Fund’s principal investment strategies, please specify if the Fund will apply any requirements with regard to credit quality, duration, or maturity of those investments.

Response: Disclosure has been added under the heading “Investments” to clarify that the Fund may have exposure to fixed income securities of any credit quality, duration or maturity.

7. Comment: Much of the disclosure regarding the Fund’s principal investment strategies and related risks included in the Fund summary (provided in response to Item 4 of Form N-1A) is repeated in the section “What are the fund’s main investment strategies and related risks?” (provided in response to Item 9 of Form N-1A). Please revise the disclosure provided in response to Item 4 or otherwise confirm that the disclosure is appropriately tailored so that it summarizes the corresponding information provided in response to Item 9.

Response: The requested revisions have been made.

8. Comment: The fourth paragraph under the heading “Investments” enumerates the types of derivative instruments in which the Fund may invest (e.g., forwards, options, and swap contracts) to provide exposure to underlying asset classes. Please clarify whether the Fund expects to invest in these derivatives directly or hold them through the Fund’s subsidiary.

Response: The Registrant notes that the final paragraph under the heading “Investments” states that the Fund’s subsidiary will invest primarily in commodity futures and may also invest in other commodity-related instruments (such as financial futures, option and swap contracts). The Registrant confirms that the Fund generally expects to invest in these instruments through its subsidiary and to invest in all other types of derivatives directly.

9. Comment: The third paragraph under the heading “Risks” states that the “fund’s investments may provide exposure to a variety of securities and asset classes” (emphasis added). Please limit the discussion in this section to the risks associated with the investments the Fund expects to make as part of its principal investment strategies. For example, instead of stating “may,” please reference a specific principal investment strategy or strategies and clarify the extent to which the risks addressed in the paragraph apply to that strategy or those strategies.

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Response: The third paragraph under the heading “Risks” has been revised to clarify that the paragraph describes the risks that apply to the securities and other assets in which the Fund invests. The statement that the “fund’s investments may provide exposure to a variety of securities and asset classes” has been deleted.

10. Comment: The fourth paragraph under the heading “Risks” states that “[i]nterest rate risk is generally greater for longer-term fixed income securities.” Please confirm whether investments in longer-term fixed income securities will be a principal investment strategy of the Fund and revise the discussion of the Fund’s principal investment strategies and related risks accordingly.

Response: The Registrant notes that, as stated under the heading “Investments,” the Fund pursues its goal by investing in derivatives that provide exposure to certain asset classes, including fixed income securities. As noted above, disclosure has been added under the heading “Investments” to clarify that the Fund may have exposure to fixed income securities of any duration or maturity, which may include longer-term fixed income securities. In light of the foregoing, the Registrant believes that the Fund’s prospectus appropriately discloses the possibility that the fund may have exposure to longer-term fixed income securities as part of its principal investment strategies. Moreover, the last sentence of the fourth paragraph under the heading “Risks” has been revised to further clarify that the risks described apply to the Fund’s investments in longer-term fixed income securities.

11. Comment: Please review the derivative risks disclosure under the heading “Risks” and confirm that the discussion is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

Response: The Registrant has reviewed and revised the derivatives risk disclosure under the heading “Risks.” The Registrant believes that the disclosure, as revised, is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

What are the fund’s main investment strategies and related risks?

12. Comment: Please review the risks discussed in the section “What are the fund’s main investment strategies and related risks?” and confirm that they reflect the principal risks of investing in the Fund or make appropriate revisions. For example, please consider whether the Fund may also be subject to exchange risk or systemic risk.

Response: The Registrant has reviewed and revised the risks discussed in the section “What are the fund’s main investment strategies and related risks?” The Registrant believes that the disclosure, as revised, appropriately reflects the principal risks of investing in the Fund. The Registrant notes that exchange risk is addressed under the heading “Foreign currency and foreign currency transactions” in the section “What are the fund’s main investment strategies and related risks?” and systemic risk is addressed under the heading “Market risk” in the same section.

13. Comment: The fourth paragraph under the heading “Derivatives” states that certain of the derivative contracts may be privately negotiated and involve exposure to credit risk. The

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disclosure also identifies counterparty risk. Please clarify whether privately negotiated derivative contracts involve both credit and counterparty risk (for example, because a counterparty may fail to make a payment for reasons other than its financial condition).

Response: The Registrant believes that a privately negotiated derivative contract may involve both credit risk and counterparty risk, as a counterparty may fail to fulfill its obligations under the contract due to deterioration in its financial condition (i.e., credit risk) or for reasons unrelated to its financial condition, such as operational issues, business interruptions or contract disputes (i.e., counterparty risk). The discussion of the risks of privately negotiated derivative contracts under the heading “Derivatives” has been revised accordingly.

14. Comment: The first sentence of the third paragraph under the heading “Credit risk” states that, although securities issued or guaranteed by the U.S. government are generally considered to be subject to a relatively low amount of credit risk, most securities issued by agencies and instrumentalities of the U.S. government are not backed by the full faith and credit of the U.S. government and are supported only by the credit of the issuing agency or instrumentality. Please clarify the application of the risk.

Response: The Registrant notes that, as described under the heading “Investments,” the Fund may invest a significant portion of its assets in short-term instruments. As further described under the heading “Trend following strategy” in the section “What are the fund’s main investment strategies and related risk?”, the short-term instruments in which the Fund may invest include, but are not limited to, U.S. government securities (including U.S. Treasury bills) and U.S. government agency securities. The description of credit risk cited above relates to these investments. To further clarify the fund investments to which these risks apply, additional disclosure has been added at the beginning of the third paragraph under the heading “Credit risk.”

15. Comment: The third bullet under the heading “Foreign investments” notes a risk of unreliable or untimely information. If applicable, please state that stale pricing of foreign securities may also be considered a principal risk of investing in the Fund.

Response: The Registrant does not believe that stale pricing of foreign securities, as mitigated by the Fund’s fair value pricing procedures described in the prospectus, represents a principal risk of investing in the Fund.

16. Comment: The prospectus states that the Fund may invest through a wholly-owned and controlled subsidiary organized as a Cayman Islands exempted company (the “Subsidiary” or “CFC”). Please confirm that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Registrant confirms that the Fund will comply with the applicable provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC. The Registrant notes that the second paragraph under the heading “Subsidiary risk,” as revised, states that the CFC’s portfolio is

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managed on an aggregate basis with the Fund and subject to the same investment policies and restrictions that apply to the management of the Fund, including requirements relating to portfolio leverage that are consistent with the requirements of the 1940 Act.

17. Comment: Please confirm that each investment adviser to the CFC complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) and that the CFC complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).

Response: The CFC is not a registered investment company under the 1940 Act and, therefore, is not required to comply with the provisions of the 1940 Act applicable to registered investment companies, including the requirement that its investment advisory contracts comply with Section 15 of the 1940 Act. The Registrant confirms, however, that the investment advisory contract between the CFC and each investment adviser has been approved by the Fund’s Board of Trustees and satisfies the applicable requirements of Section 15 in all material respects. The Registrant further notes that Putnam Management is the investment adviser, and PanAgora is the sub-adviser, to both the CFC and the Fund, and the Fund’s investment advisory contracts with Putnam Management and PanAgora have been approved by the Fund’s Board of Trustees and satisfy the applicable requirements of Section 15.

The Registrant confirms that the CFC complies with applicable provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). The Registrant notes that the second paragraph under the heading “Subsidiary risk,” as revised, states that the CFC’s portfolio is managed subject to requirements relating to transactions with affiliated persons that are consistent with the requirements of the 1940 Act. The Registrant further notes that the third paragraph under the heading “Subsidiary risk,” as revised, states that the CFC will enter into separate contracts for the provision of custody that are consistent with the requirements of the 1940 Act.

18. Comment: Please confirm whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the CFC is qualifying income to the fund and, if not, its basis for determining that such undistributed income is qualifying income.

Response: The Registrant confirms that the Fund has not sought or obtained a private letter ruling from the IRS as to the character of undistributed income derived from the CFC. The Registrant respectfully submits that the Fund takes steps to ensure that the income derived from the CFC is qualifying income in the hands of the Fund—specifically, that all subpart F inclusion income from the CFC is distributed in cash on a timely basis. In addition, the Registrant notes that the following description regarding the Fund’s treatment of income from the CFC is included in the “Fund distribution and taxes” section of the prospectus:

The fund intends to gain exposure to commodities and commodity-related investments, in whole or in part, through the fund’s investment in the subsidiary. It is expected that all of the subsidiary's income will be “subpart F income” currently included in the fund’s income as ordinary income for federal income tax purposes. The rules regarding the

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extent to which such subpart F inclusions will be treated as “qualifying income” for purposes of the 90% gross income requirement for qualification as a regulated investment company under Subchapter M of the Code are unclear and currently under consideration. In the absence of further guidance, the fund will seek to ensure that it satisfies the 90% gross income requirement, including but not limited to by ensuring that the subsidiary timely distributes to the fund an amount equal to the subsidiary's subpart F income by the end of the subsidiary’s taxable year.

19. Comment: Please confirm that the CFC’s management fee and other expenses will be included in the Fund’s fee table.

Response: The Registrant confirms that the CFC’s management fee will be included as part of the Fund’s management fee in the fee table and that the CFC’s other expenses will be included as part of the Fund’s “other expenses” in the fee table. The Registrant notes that the CFC pays a monthly management fee to Putnam Management at the same rate as the Fund. However, for so long as the Fund invests in the CFC, the management fee the fund pays to Putnam Management is reduced by an amount equal to the management fee Putnam Management receives from the CFC under the management contract between Putnam Management and the CFC.

20. Comment: Please confirm that the CFC and its board of directors will agree (i) to designate an agent for service of process in the United States and (ii) to inspection of the CFC’s books and records by the Commission Staff. Please also confirm that the CFC’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Registrant confirms that, prior to the Fund’s commencement of operations, the CFC and its board of directors (i) will designate an agent for service of process in the United States and (ii) will agree to inspection of the CFC’s books and records by the Commission Staff. The Registrant further confirms that the CFC’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Policy on excessive short-term trading

21. Comment: In addition to the monitoring practices noted under the heading “Account restrictions,” Putnam Management and the fund reserve the right to reject or restrict purchases or exchanges for any reason. Please consider revising this disclosure to avoid the inference that Putnam Management can cancel a redemption order for any reason.

Response: The Registrant has revised the disclosure under the heading “Account restrictions” to clarify that Putnam Management’s and the Fund’s right to reject or restrict an exchange applies only to the purchase portion of an exchange transaction.

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Statement of Additional Information (SAI)

Cover page

22. Comment: Although the front cover of the SAI lists only Managed Futures Strategy, several sections of the SAI also refer to Market Neutral Fund or Risk Parity Fund. Please explain the need to refer to all of the Funds in the SAI or, alternatively, make a combined SAI covering all of the Funds.

Response: The Registrant notes that, although each Fund uses a separate Prospectus and Part I of the SAI that refer only to that Fund, the Funds (and other Putnam retail open-end funds (“Putnam Funds”)) share a combined Part II of the SAI.

Miscellaneous Investments, Investment Practices and Risks

23. Comment: Under the heading “Bank Loans” on page II-20, please consider adding disclosure clarifying that bank loans may be subject to greater settlement risks and that such settlement may take longer than seven days. Additionally, please consider addressing how the Fund may meet any short-term liquidity needs that may result as an impact of a longer settlement period for bank loans.

Response: The Registrant notes that disclosure has been added under the heading “Bank Loans” to (1) clarify that bank loans may be subject to greater settlement risks and that such settlement may take longer than as seven days and (2) describe how a fund may meet any short-term liquidity needs that may result as an impact of a longer settlement period.

24. Comment: Under the heading “Foreign Investments and Related Risks” on page II-29, please consider adding disclosure related to any valuation risk that may arise because foreign securities may trade on days that U.S. markets are closed.

Response: The Registrant respectfully declines to incorporate any disclosure related to valuation risk that may arise because foreign securities may trade on days that U.S. markets are closed. The Registrant believes that any such valuation risk is appropriately mitigated by the Fund’s fair value pricing procedures, which are described in the Fund’s prospectus.

25. Comment: Under the heading “Participation interests (Money Market Funds only) on page II-59, there is a discussion of participation interests applicable only to Putnam Funds that are money market funds. Additionally, under the heading “General expense limitation” on page II-91, there is a discussion of expense limitations applicable only to other Putnam Funds. Please explain the relevancy of these references to the Fund.

Response: As noted above, although each Fund uses a separate Prospectus and Part I of the SAI that refer only to that Fund, the Funds (and other Putnam Funds) share a combined Part II of the SAI. As a result, Part II of the SAI includes disclosure relating to other Putnam Funds, including Putnam Funds that are money market funds or Putnam Funds that are subject to expense limitations different than those applicable to the Funds.

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Investor Services

26. Comment: Under the heading “Custodian” on page II-101, please identify the custodian for the Subsidiary.

Response: The requested change has been made.

Redemptions

27. Comment: Under the heading “In-kind redemptions” on page II-109, please consider adding disclosure explaining that a redeeming investor receiving an in-kind distribution from the Fund will bear market risk until the securities received in-kind are sold for cash.

Response: The Registrant notes that disclosure has been added under the heading “Payment information” in the “How do I sell or exchange fund shares?” section of the Fund’s prospectus to explain that a redeeming investor receiving an in-kind distribution from the Fund will bear market risk until the securities received in-kind are sold for cash. The Registrant believes that, in light of the inclusion of this disclosure in the prospectus, no additional disclosure is required in the SAI under the heading “In-kind redemptions.”

Disclosure of Portfolio Information

28. Comment: Under the heading “Other Disclosures” on page II-111, please discuss other arrangements that the fund may enter into with third party service providers and confirm that any third parties that receive non-public information are under duty not to trade on that information.

Response: The Registrant notes that the description of the Fund’s disclosure of portfolio holdings information under the heading “Other Disclosures” states that the Fund periodically discloses its portfolio information on a confidential basis to various service providers and includes a list of specific service providers receiving confidential information. The description further states that these service providers are required to keep such information confidential and are prohibited from trading based on the information or otherwise using the information except as necessary in providing services to the Fund. In light of the foregoing, the Registrant believes that this existing disclosure under the heading “Other Disclosures” adequately describes the arrangements that the fund may enter into with third party service providers and the fact that third parties that receive non-public information are under a duty not to trade on that information.

Putnam PanAgora Market Neutral Fund

Prospectus

Fund summary

29. Comment: The ninth paragraph under the heading “Investments” indicates that the Fund may invest in equity securities of any company of any size anywhere in the world. Please

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consider adding a discussion of small-, medium-, and large-cap company risks under the heading “Risks.”

Response: The Registrant respectfully notes that the third paragraph under the heading “Risks” addresses the risks that apply generally to the securities in which the Fund invests, including equity securities (regardless of market capitalization size). The Registrant notes that the concluding sentence of the paragraph states that the risks described are generally greater for small and midsize companies. The Registrant further notes that the section “What are the fund’s main investment strategies and related risks?” includes separate risk factors for both “Common stocks,” which describes the general risks of investing in equity securities (regardless of market capitalization size), and for “Small and midsize companies,” which describes the specific risks of investing in small- and mid-cap companies. The Registrant believes that these disclosures adequately address the principal risks associated with the Fund’s investments in small-, medium- and large-cap companies.

30. Comment: Please confirm, supplementally, that the Fund intends to manage any investments that are not securities under Section 2(a)(36) of the 1940 Act to ensure that the Fund continues to qualify as a regulated investment company under subchapter M of the Code.

Response: The Registrant confirms that the Fund intends to manage any investments that are not securities under Section 2(a)(36) of the 1940 Act to ensure that it will be eligible to qualify as a regulated investment company under subchapter M of the Code.

31. Comment: Please clarify early on under the heading “Investments” how the Fund intends to implement its arbitrage strategy (e.g., by investing directly in securities or indirectly through derivatives).

Response: The requested change has been made.

32. Comment: The final paragraph under the heading “Investments” notes that the Fund may invest in money market instruments. The subsequent list of investment types is broader than what is normally considered to be eligible securities under Rule 2a-7 under the 1940 Act. Please review the disclosure and make appropriate revisions.

Response: The final paragraph under the heading “Investments” has been revised to remove the reference to money market instruments and clarify that the Fund may invest in short-term instruments, including cash and cash equivalents with one year or less term to maturity.

33. Comment: Please consider relocating the discussion of the Fund’s short-, intermediate-, and long-term arbitrage strategies under the heading “Investments” to the section “What are the fund’s main investment strategies and related risks?”

Response: The requested change has been made.

34. Comment: The second paragraph under the heading “Risks” states that the Fund’s allocation of assets among strategies and asset classes may hurt performance. Please clarify as part of the Fund’s principal investment strategies that the Fund does not follow a set allocation of assets.

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Response: The Registrant notes that the description of the Fund’s principal investment strategies under the heading “Investments” has been revised to clarify that the Fund’s subadviser “strategically allocates” the Fund’s investments to the various arbitrage strategies and varies those allocations from time to time based on its assessment of the attractiveness of the available opportunity set.

35. Comment: Please revise the third paragraph under the heading “Risks” to avoid using the word “may” in the first sentence.

Response: The requested change has been made.

36. Comment: Please clarify whether the disclosure of risks under the heading “Risks” refers only to equity securities.

Response: The Registrant notes that the discussion of the Fund’s principal investment strategies under the heading “Investments” has been revised to clarify that, in addition to direct and indirect exposure to equity securities, the Fund may have direct or indirect exposure to fixed income securities. In addition, a discussion of the specific risks applicable to the Fund’s direct and indirect investments in fixed income securities has been added under the heading “Risks.”

37. Comment: Please review the derivative risks disclosure under the heading “Risks” and confirm that the discussion is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

Response: The Registrant has reviewed and revised the derivatives risk disclosure under the heading “Risks.” The Registrant believes that the disclosure, as revised, is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

38. Comment: Although the seventh paragraph under the heading “Risks” discusses risks related to the exposure to real estate investment trusts (“REITS”), REITS do not appear to be discussed under the heading “Investments” as a principal investment strategy of the Fund.

Please review and make appropriate revisions.

Response: The Registrant respectfully notes that, as stated in the section “Investments,” the Fund expects to use derivatives to take long or short positions in equity securities, including REITs (among other types of equities). The Registrant believes that this disclosure appropriately identifies REITSs as a component of the Fund’s principal investment strategies.

39. Comment: The eighth paragraph under the heading “Risks” notes that the Fund may have some direct or indirect exposure to illiquid securities. Please confirm, supplementally, that the Fund will invest no more than 15% of net assets in illiquid securities.

Response: The Registrant confirms that, consistent with a non-fundamental investment policy described in the SAI, the Fund will not invest in (a) securities which are not readily marketable, (b) securities restricted as to resale (excluding securities determined by the Trustees of the Fund (or the person designated by the Trustees of the Fund to make such

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determinations) to be readily marketable), and (c) repurchase agreements maturing in more than seven days, if, as a result, more than 15% of the Fund's net assets (taken at current value) would be invested in securities described in (a), (b) and (c).

What are the fund’s main investment strategies and related risks?

40. Comment: Please review the disclosure under the heading “Diversified arbitrage strategies” to ensure that it is not needlessly duplicative of disclosure in the Fund summary section.

Response: The Registrant has reviewed and revised the disclosure under the heading “Diversified arbitrage strategies.” The Registrant believes that, as revised, the disclosure under the heading “Diversified arbitrage strategies” is not needlessly duplicative of disclosure in the Fund summary section.

41. Comment: Under the heading “Derivatives,” please identify the types of derivatives that are part of the Fund’s principal investment strategies.

Response: As stated under the heading “Investments,” the Fund expects to implement its principal investment strategies primarily through total return swap contracts but may also use other derivatives, such as futures contracts, options, currency and other swap contracts. The Registrant believes that this disclosure adequately identifies the types of derivatives that the Fund expects to use as part of its principal investment strategies. However, the first paragraph under the heading “Derivatives” have been revised to further clarify the types of derivatives that the Fund may use as part of its principal investment strategies.

Appendix B – Related Performance Information of Similar Accounts

42. Comment: Supplementally, please confirm that the Fund maintains the records necessary to calculate the performance disclosed under Appendix B – Related Performance Information of Similar Accounts (“Appendix B”) as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Registrant confirms that the Fund maintains the records necessary to calculate the performance disclosed under Appendix B as required by Rule 204-2(a)(16) under the Advisers Act.

43. Comment: Appendix B states that the Fund’s portfolio managers each played a primary role in the management of all of the accounts in the Composite during the entire period for which the Composite’s performance is shown. Please disclose, supplementally, whether the Fund’s portfolio managers have the same degree of discretion in advising the Fund as they did in advising other accounts and discuss any material differences.

Response: The Registrant confirms that the Fund’s portfolio managers have the same degree of discretion with respect to the Fund as they had with respect to each account included in the Composite in Appendix B.

44. Comment: Appendix B states that the Composite’s quarterly return is computed by geometrically linking the returns of each month within the calendar quarter. Please clarify in

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plain English what is meant by “geometrically linking.” Additionally, please clarify in plain English what is meant by the “daily time-weighted rate of return (TWRR) methodology.”

Response: “Geometrically linked” means that returns are time-weighted and compounded. The “time-weighted rate of return (TWRR)” methodology is a method of calculating period-by-period returns that removes the effects of cash inflows and outflows. Appendix B have been revised to include these explanations of both terms.

45. Comment: Appendix B states that the net-of-fee returns shown reflect the deduction of a model fee equivalent to the highest applicable management fee in effect during the performance period. Please represent, supplementally, that the use of adjusted fees and expenses did not result in performance that is higher than what would have been achieved using actual fees and expenses.

Response: The Registrant confirms that the use of adjusted fees and expenses in calculating Composite returns in Appendix B did not result in performance that is higher than what would have been achieved using actual fees and expenses.

SAI

Miscellaneous Investments, Investment Practices and Risks

46. Comment: The sixth paragraph under the heading “Futures Contracts and Related Options” (page II-33) references Risk Parity Fund. Please discuss the relevance of this disclosure to the shareholders of the Fund.

Response: The Registrant notes that, although each Fund uses a separate Prospectus and Part I of the SAI that refer only to that Fund, the Funds (and other Putnam Funds) share a combined Part II of the SAI.

47. Comment: The last paragraph under the heading “Futures Contracts and Related Options” (page II-34) states that Putnam Management and the Funds are subject to regulation by the Commodity Futures Trading Commission (“CFTC”) under the Commodity Exchange Act. Please confirm, supplementally, whether CFTC regulation applies generally to Putnam Management or relates solely to the funds sub-advised by PanAgora.

Response: The Registrant confirms that the CFTC regulations apply to Putnam Management solely in respect of the funds sub-advised by PanAgora.

Putnam PanAgora Risk Parity Fund

Prospectus

Fund summary

48. Comment: The second paragraph under the heading “Risks” states that the Fund’s risk parity approach seeks to balance risk across and within asset classes. Please clarify what is meant by balance (e.g., is the Fund seeking to equalize risk across and within asset classes).

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Response: The Registrant notes that the Fund does not seek to equalize risk across and within asset classes. Rather, as stated under the heading “Investments,” PanAgora strategically allocates the Fund’s investments among asset classes in an effort to participate in periods of economic growth, preserve capital during periods of economic contraction, and preserve real rates of return during periods of heightened inflation. The Fund’s “neutral” allocation (which PanAgora may vary tactically in response to changing market conditions) results in an anticipated contribution of each asset class to the overall risk of the Fund of approximately as follows: 40% from equity risk; 40% from fixed income risk; and 20% from inflation risk. For consistency with these disclosures, the second paragraph under the heading “Risks” has been revised to clarify that the risk described relates to the Fund’s efforts to strategically allocate its investments (rather than to its efforts to “balance” its risks).

49. Comment: The last paragraph under the heading “Investments” states that the Fund’s subsidiary may invest in other commodity-related instruments, such as financial futures, option and swap contacts, and equity and fixed income securities. Please clarify the underlying asset exposure of these investments.

Response: The subsidiary’s investments in commodity futures, swaps on commodities and other commodity-related instruments (such as financial futures, options and swap contracts) provide exposure to commodities. The subsidiary’s investments in equity and fixed income securities provide exposure to equity and fixed income securities, respectively. The description of the investments of the fund’s subsidiary in the “Investments” section has been revised to further clarify which of these investments are commodity-related.

50. Comment: The seventh paragraph under the heading “Investments” references investments in money market instruments and other cash and cash equivalents with one year or less term to maturity. Please clarify whether these investments are eligible securities under Rule 2a-7 under the 1940 Act.

Response: The seventh paragraph under the heading “Investments” has been revised to remove the reference to money market instruments and clarify that the Fund may invest in short-term instruments and other cash and cash equivalents with one year or less term to maturity.

51. Comment: While the fourth paragraph under the heading “Risks” references mortgage-backed investments, these investments are not discussed as a principal investment strategy of the Fund under the heading “Investments.” Please confirm whether mortgage-backed investments are a principal investment strategy of the Fund and make appropriate revisions.

Response: The Registrant confirms that investments in mortgage-backed securities are not part of the Fund’s principal investment strategies. Accordingly, the discussion of the risks related to mortgage-backed investments under the heading “Risks” has been removed.

52. Comment: The seventh paragraph under the heading “Risks” states that derivatives can significantly increase the Fund’s exposure to credit and counterparty risks, among other risks. Please clarify what those “other risks” entail.

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Response: The Registrant believes that, as revised in response to the Commission Staff’s other comments, the derivatives risk disclosure under the heading “Risks” contains an appropriate summary of the principal risks associated with the types of derivatives in which the Fund invests as part of its principal investment strategies. Accordingly, the reference to “other risks” in the seventh paragraph of the “Risks” section has been removed.

53. Comment: The second to last paragraph under the heading “Risks” states that by investing in the subsidiary, the Fund is indirectly exposed to the risks associated with the subsidiary’s investments. Please address any additional risks to which the Fund may be exposed as a result of the subsidiary’s investment in instruments that are not securities.

Response: The Registrant has reviewed the disclosure under the heading “Risks” and believes that it adequately reflects the risks to which the Fund may be exposed as a result of the subsidiary’s investments in instruments that are not securities. The Registrant notes that the subsidiary is expected to invest primarily in commodity futures and swaps on commodity futures, and may also invest in other commodity-related instruments, and that the risks associated with commodity-related investments are discussed both under the heading “Risks” in the Fund summary and under the heading “Commodities risk” in the section “What are the fund’s main investment strategies and related risks?” The Registrant further notes that the impact of the subsidiary’s investments that are not securities on the Fund’s qualification to be treated as a regulated investment company under subchapter M of the Code is discussed under the heading “Tax risk” in the section “What are the fund’s main investment strategies and related risks?”

What are the fund’s main investment strategies and related risks?

54. Comment: The third paragraph under the heading “Derivatives” states that further information about the additional types and risks of derivatives is available in the SAI. Please add appropriate disclosure in the prospectus regarding any types of derivatives that are used as part of the Fund’s principal investment strategies but not currently discussed. In that regard, please consider that while futures, forwards, options, warrants and swap contracts are referred to at the beginning of this section, the Fund summary does not discuss some of these types of derivatives. Additionally, please consider disclosing systemic valuation risk, correlation risk, and market risk as principal risks of the Fund.

Response: The first paragraph under the heading “Derivatives” has been revised to reflect the specific types of derivatives instruments referenced in the “Investments” section of the Fund summary, which the Registrant confirms reflects the types of derivatives instruments that the Fund expects to use as part of its principal investment strategies.

The Registrant has reviewed and revised the derivatives risk disclosure in the section “Risks” in the Fund summary and under the heading “Derivatives” in the section “What are the fund’s main investment strategies and related risks?” The Registrant believes that the disclosure, as revised, is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

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With regard to systematic valuation risk, the Registrant notes that the discussion of derivatives both under the heading “Risks” in the Fund summary and under the heading “Derivatives” in the section “What are the fund’s main investment strategies and related risks?” includes a statement that derivatives may be difficult to value.

With regard to correlation risk, the Registrant notes that, as discussed in the comment below, the derivatives risk disclosure both under the heading “Risks” in the Fund summary and under the heading “Derivatives” in the section “What are the fund’s main investment strategies and related risks?” includes a discussion of the risk of imperfect correlation between a derivatives instrument and its reference asset.

With regard to market risk, the Registrant notes that the risk of market fluctuations for the securities and asset classes underlying the Fund’s derivatives investments is discussed under the heading “Risks” in the Fund summary, while a broader discussion of the market risks related to the Fund’s investments is included under the heading “Market risk” in the section “What are the fund’s main investment strategies and related risks?”

55. Comment: The last paragraph under the heading “Derivatives” states that forward and futures contracts are subject to special risk considerations. Please consider whether other types of derivatives are also subject to some or all of the risks noted in the paragraph and make appropriate revisions.

Response: The risk disclosure under the heading “Derivatives” have been revised to clarify which risks apply only (or particularly) to specific types of derivative instruments and which risks apply to the Fund’s investments in derivatives generally.

Appendix B – Related Performance Information of Similar Accounts

56. Comment: The performance in Appendix B is marked against a custom blended benchmark. A custom blended benchmark can be used as an additional index but not as the only index. Performance must first be measured against a broad-based index. Please revise Appendix B to include performance for a broad-based securities index.

Response: The requested change has been made.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0023. Thank you for your assistance.

Very truly yours,

/s/ Peter Fariel

Peter Fariel
Associate General Counsel
Putnam Investments

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cc: James E. Thomas, Esq., Ropes & Gray LLP

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